UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Approval of the Capital Increase by the Central Bank of Brazil and the corresponding update to the Material Fact dated September 30, 2026 regarding the declaration of Interest on Shareholders’ Equity

Banco Bradesco S.A. (“Bradesco” or “Company”), further to the information disclosed in the Material Fact, the Notices to Shareholders and the Market Notice regarding the Capital Increase by Means of Subscription of New Shares, released, respectively, on July 29, 2026, September 16, 2026, September 30, 2026 and October 2, 2026 (the “Capital Increase”), hereby informs its shareholders and the market in general that, on this date, the Central Bank of Brazil approved the Capital Increase.

The shares subscribed in the Capital Increase shall be issued and credited in the name of the respective subscribers on October 13, 2026.

As a result of the approval of the Capital Increase, the Bradesco informs that the interest on shareholders’ equity approved by the Board of Directors on September 30, 2026, in the aggregate amount of R$3,800,000,000.00, shall reflect the new number of shares representing the Company's capital stock following the issuance of the shares subscribed in connection with the Capital Increase. Accordingly, the amounts of interest on shareholders’ equity per-share previously disclosed are hereby adjusted to R$0.323858718 per common share and R$0.356244590 per preferred share, corresponding to net amounts of R$0.267183442 per common share and R$0.293901787 per preferred share, after the deduction of Withholding Income Tax at the rate of 17.5% (seventeen and a half percent), except for corporate shareholders whose are exempt from such taxation.

Except for the adjustment disclosed in this Material Fact regarding the per-share amounts, all other information, terms and conditions set forth in the Material Fact released on September 30, 2026 remain unchanged, including the aggregate amount of the interim interest on shareholders’ equity declared and the respective payment date, which is expected to occur by April 30, 2027.

Cidade de Deus, Osasco, SP, October 8, 2026

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 8, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.